Oxiana
LIMITED

RECEIVED

2006 NOV 14 P 1:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06018448

1 November 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 October 2006 – 31 October 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL



Nathan Hughes-Johnson
Assistant Company Secretary

Enc



OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU

Level 9, 31 Queen Street Melbourne
Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824



Quarterly Report

for the three months ending 30 September 2006

Highlights

	Sep Qtr	9 Months
Gold produced at Sepon	51,242oz	132,617oz
Gold produced at Golden Grove	7,587oz	34,649oz
Silver produced at Sepon	44,979oz	142,325oz
Silver produced at Golden Grove	535,946oz	2,033,145oz
Average received gold price	US$612/oz	US$594/oz
Copper produced at Sepon	14,891t	44,942t
Copper produced at Golden Grove	5,182t	9,492t
Average LME Cash Copper Price	US$3.48/lb	US$3.00/lb
Zinc produced at Golden Grove	21,482t	92,211t
Average LME Cash Zinc Price	US$1.53/lb	US$1.35/lb

- **Strong group production for the quarter of 58,829oz gold, 580,925oz silver, 20,073t copper and 21,482t of zinc.**
- **Prominent Hill copper-gold project approved and construction commenced.**
- **Discovery of a new mineral system at Golden Grove.**
- **Oxiana named "Miner of the Year" at the Excellence in Mining and Exploration Awards.**

Sepon Gold

- A strong quarter of gold production at Sepon with mining volumes, grades and recoveries up.
- Wide intervals of oxide gold mineralisation intersected in drilling at the Houay Yeng prospect, including **23m at 6.25g/t gold.**

Sepon Copper

- Copper plant operating according to plan with 14,891t of copper cathodes produced for the quarter.
- Feasibility study for the copper plant expansion continued.

Golden Grove

- Production was focussed on copper. Strong development performance.
- A thick interval of massive sulphide hosted copper-zinc-gold-silver mineralisation discovered, including **51m at 6.1% copper, 1.8% zinc, 1.1g/t gold, 52g/t silver.**

Prominent Hill

- Formal Board approval to proceed with the Prominent Hill copper-gold project in South Australia.
- All State and Federal Government approvals to mine received in August.
- Pre-stripping of the orebody, detailed engineering and site construction commenced.

Owen L. Hegarty
Managing Director
24th October 2006

Sepon

Safety

There were 2 lost time injuries in this quarter bringing the LTIFR to 0.86 for the year to date.

The LTIFR for the quarter was 0.65 which reflects a continuous improvement in safety performance.

Environment

There were no reportable environmental incidents in the quarter. With the relatively mild wet season in Laos, rehabilitation and revegetation programmes continued ahead of schedule.

Sepon - Gold

Mining and Production

Higher mined volumes, grades and recoveries saw gold production at Sepon up 30% on the previous quarter at 51,242oz.

Mining was mainly from the Discovery East and Namkok East pits and was significantly above the previous quarter due to the lower stripping ratio of 1.6.

Ore throughput was slightly higher with the wet season having little impact this year. Mill head grade was higher at 2.47g/t and recoveries also improved.

Forecast production for 2006 of 170,000oz remains unchanged.

Quarterly Gold Production Statistics

Table 1

	Units	Sep Qtr 2006	9 months 2006
Ore mined	t	815,283	1,980,889
Grade	g/t	2.37	2.36
Strip ratio	w/o	1.6	3.2
Ore milled	t	735,350	2,147,933
Gold grade	g/t	2.47	2.28
Silver grade	g/t	9.94	8.50
Gold recovery	%	85.9	84.1
Silver recovery	%	19.1	23.9
Production			
Gold*	oz	51,242	132,617
Silver	oz	44,979	142,325
Gold Sold		41,126	126,387

* Production reported is gold poured.

Quarterly Gold Costs

Table 2

All in US$ / oz*	Sep Qtr 2006	9 Months 2006
Operating (1)	313	319
Refining & Transport	2	3
By-product Credit (2)	(8)	(11)
Royalties	20	23
Total Cash Cost	328	334
Depreciation, depletion & amortization (3)	143	146
Rehabilitation (4)	3	6
Total Production Cost	474	485

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.
(2) Revenue from silver at spot price.
(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.
(4) Provision for final site reclamation in addition to ongoing rehabilitation.
* Figures may not always add due to rounding

Costs

Total cash costs for the quarter were lower at US$328/oz due to higher head grades and a reduction in processing and maintenance costs. Costs are expected to remain steady, however the operation does have some sensitivity to energy costs which have been rising steadily over the course of the year.

The average gold price received in the quarter was US$612/oz.

Primary Gold Ore Feasibility Study

Work focused on defining primary gold resources at the Discovery and Nalou deposits. Up to 13 drill rigs were active and over 30,000m of drilling was completed during the quarter.

Following receipt of assay results, resource models will be progressively updated and advanced through engineering and metallurgical studies to provide an initial primary gold ore reserve.

Desk-top technical and cost estimation studies continued to investigate optimum processing alternatives.

A pilot plant study to test the two process route options - pressure oxidation and roasting - will be completed in the fourth quarter.


Din Daeng
5 Km
Kenkeuk
Discovery Colluvial
Discovery Main
Houay Bang
Houay Payee
Luang
Discovery East
Discovery West
Thengkham North
Khanong East
Khanong
Khanong South
Ban Mai
Pha Bin
Thengkham East
Phu Xo
Nam Pa North
Gold and Copper Plants
Nalou
Pha Vat North
Thengkham South
Namkok East
Pha Vat
Namkok West
Vang Ngang East
Vang Ngang
Houay Seun
Houay Yeng
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect
See Figure 2 (page 6) for Copper and Gold exploration results from the Thengkham area Q3 2006.

Figure 1 – Sepon project location map. Exploration of near mine prospects continues to confirm the potential for further gold and copper resources.

Sepon Gold Exploration

In addition to the primary gold feasibility study drilling, resource development drilling in the near mine environment returned a number of significant oxide and primary gold intercepts, including 11m at 22.2g/t Au (from 0m) at **Vang Ngang East** and 17m at 3.3g/t Au (from 61m) at **Nalou**. A small gold oxide resource has now been delineated at **Vang Ngang East.**

Exploration drilling at the **Houay Yeng** prospect (Figure 1 & 2.), approximately 5km southwest of the Sepon mine, intersected thick intervals of oxide gold as follows:

Houay Yeng drilling results

Table 3

Hole	From (m)	Interval (m)	Au (g/t)
WTS014	15	3	8.88
WTS014	20	23	6.25
WTS014	46	9	3.70
WTS015	36	17	4.03

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Follow-up drilling to test the resource potential of this new discovery zone has commenced. Further intervals of encouraging alteration have been noted, however most results from this program are pending.

Further drill results were received from **Pha Vat North** prior to the completion of an updated resource estimate. Better intersections include 10m at 6.88g/t Au (from 13m) and 5m at 6.96 g/t Au (from 19m). Metallurgical test work is ongoing.

Drill holes up to 300m north west of the **Pha Vat North** resource returned 18m at 1.36g/t Au (from surface) and 9m at 3.71g/t Au (from 141m), indicating the potential for extensions to the deposit. A similar distance to the north east, infill drilling to test continuity and thickness of gold mineralisation provided encouragement for further work, with best intervals of 8m at 7.34g/t Au (from 32m) and 33m at 1.82g/t Au (from 62m).

Drilling on the nearby western slope of **Thengkham** ridge between the **Thengkham North** and **Thengkham South** copper deposits returned encouraging gold results, including 18m at 2.62g/t Au (from 2m) and 9m at 20.5g/t Au (from 34m). Follow-up drilling will commence shortly.

Drilling to test a soil geochemical anomaly 400m west of the **Pha Vat** prospect intersected 5m at 3.42g/t Au (from 8m) and 22m at 2.0g/t Au (from 40m). Step-out drilling to test for strike and down-dip extensions is planned.

Sepon - Copper

Mining and Production

Copper mining proceeded according to plan throughout the wet season. The stripping ratio in the Khanong pit was lower at 2.1.

Throughput was marginally lower than the previous quarter but the production forecast for the year remains unchanged at 60,000 tonnes.

The bi-annual planned maintenance shutdown for the copper processing facility is scheduled for October.

Quarterly Copper Production Statistics
Table 4

	Units	Sep Qtr 2006	9 Months 2006
Ore mined	t	379,492	1,606,651
Grade	%	5.44	4.25
Strip ratio	w/o	2.1	2.8
Ore milled	t	301,438	939,393
Grade	%	5.65	5.41
Recovery	%	89.7	89.3
Production (stripped)	t	14,891	44,942
Cathode Sold	t	13,941	43,753

Costs

Cash operating costs were essentially maintained in spite of increased energy costs. Average LME copper price for the quarter was US$3.48/lb.

Quarterly Copper Costs
Table 5

All in USc / lb	Sep Qtr 2006	9 Months 2006
Direct Cash Cost	62	61
Market premium	(6)	(5)
Royalties	14	13
Total cash cost	70	69
Depreciation, depletion & amortization	15	15
Rehabilitation	0	1
Total Production Cost	86	84

* Figures may not always add due to rounding

Copper Plant Expansion Study

Preliminary plant engineering as part of the definitive feasibility study for the Sepon copper plant expansion commenced.

Sepon Copper Exploration

Drilling has increased the known strike extent of mineralisation in an area between **Thengkham North and Pha Bing** prospects. A number of broad, low grade copper intervals were reported including 11m at 1.62% Cu (from 59m). Drill hole spacing across the area is wide-spaced and further drilling will be required to determine resource potential.

Results from resource evaluation drilling completed at **Thengkham North** indicate that the deposit is internally complex with significant short range variability in the thickness and grade of mineralisation. Further infill drilling including directional drill holes is in progress to test the continuity and thickness of mineralisation prior to upgrading confidence of inferred resources. Better results from recent drilling include:

Thengkham North drilling highlights

Table 6

Hole	From	Interval	Cu %	Au g/t
TKW171	34	24.8	3.09	0.38
TKW172	59.7	16.3	4.41	0.46
TKW175	54	15.0	8.16	0.39
TKW176	50	19.0	2.67	0.44
TKW182	4	17.5	5.22	0.51
TKW182	22.9	11.9	2.26	1.76
TKW182	81	19.2	3.29	1.83
TKW178	45	15.4	2.00	1.05
TKW178	45	16.8	1.87	1.00
TKW181	89	22.0	1.18	0.18

Cu: "intercepts are weighted averages calculated using a 0.5% copper cut-off grade max 2m internal waste".
Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Infrastructure Studies

The scope of the new tailings storage facility project was changed due to encouraging mineralisation encountered in sterilisation drilling undertaken close to the **Houay Yeng** prospect (see Sepon Gold Exploration section). A smaller interim tailings storage facility will now be built with alternative longer term options being developed.

Golden Grove

Safety

There were two lost time injuries during the quarter. The twelve month moving average LTIFR is 2.80.

Environmental

One minor reportable event occurred during the quarter when there was an uncontrolled discharge of water which was subsequently contained.

Mining and Production

Development rates are at all time highs. Development during the quarter provided access to additional zinc stopes at Catalpa and Amity for mining in the fourth quarter.

The plant also performed well with record tonnes milled during the quarter. Zinc production was lower due to the higher proportion of copper ore milled and the zinc head grade being lower with more development ore put through the mill.

Zinc and copper production for 2006 remains in line with previous guidance of 130,000t to 140,000t of zinc and 10,000 to 12,000t of copper.

Quarterly Golden Grove Production Statistics

Table 7

	Unit	Sep Qtr 2006	9 Months 2006
Mined Zn Ore	t	198,158	685,441
Mined Cu Ore	t	142,932	321,107
Grade Zn	%	12.44	15.04
Grade Cu	%	3.57	3.40
Milled Zn Ore	t	186,292	658,941
Grade Zn	%	12.78	15.42
Recovery Zn	%	90.2	90.8
Milled Cu Ore	t	170,926	330,804
Grade Cu	%	3.46	3.26
Recovery Cu	%	87.5	87.9
Zn Concentrate	t	42,108	175,086
Zn Grade	%	51.02	52.67
Cu Concentrate	t	21,508	42,998
Cu Grade	%	24.10	22.07
HPM Concentrate	t	6,547	22,596
Cu Grade	%	9.32	7.39
Pb Grade	%	25.35	34.15
Au Grade	g/t	28.65	43.31
Ag Grade	g/t	1,721.31	2,051.75
Contained metal in concentrates*			
Zn	t	21,482	92,211
Cu	t	5,182	9,492
Au	ozs	7,587	34,649
Ag	ozs	535,946	2,033,145
Pb	t	1,680	7,716

* Where there are payable terms

Costs

Operating costs were higher due to higher development and a greater proportion of copper ore milled during the quarter but this was more than offset by the higher by-product credits attributable to copper.

Depreciation and amortization also appeared higher due to this being a lower zinc production quarter as planned.

Golden Grove Quarterly Costs

Table 8

All USc /lb*	Sep Qtr 2006	9 Months 2006
Operating costs	66	39
Realization	47	42
By-product credits (net)	(91)	(46)**
Royalties	8	6
Total Cash Cost	30	40
Depreciation &		
Amortization	20	11
Rehabilitation	1	0
Total Production Cost	50	51

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits. ** A change was made to Q2 by-product credits from 41c to 29c due to a reporting error.

Golden Grove Exploration

Underground drilling during the quarter intersected a thick interval of massive sulphide hosted copper-zinc-gold-silver mineralisation beneath the yet to be mined Xantho zinc lenses (ASX Release 13/10/06) (See Figure 3).

A down hole intercept of **51m at 6.1% copper, 1.8% zinc, 1.1g/t gold, 52g/t silver including 23.25m at 9.8% copper, 3.9% zinc, 1.8g/t gold, 81g/t silver** was returned from the first hole of a program designed to test for a larger mineralised system beneath Xantho.

Two zinc dominant intervals comprising **2.5m at 15% zinc** and **1.6m at 20.9% zinc** were also intersected above the copper rich section.

This wide, high grade section of copper dominant mineralisation 400 metres below the Xantho zinc lenses highlights potential for a complete VHMS (Volcanic Hosted Massive Sulphide) system similar to that mined at Scuddles. This is supported geologically by the presence of very extensive alteration and thick development of the favourable geological unit which hosts the other large ore bodies at Golden Grove.


Gossan Hill
Scuddles
Gambewarra
Xantho
Hougoumont
2m/34%Zn
4.5m/12.8%Zn
3m/19%Zn
3m/13%Zn
HOLE RHDD083 D1
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Exploration Target Areas
Massive Pyrite
New drill holes reported in this announcement
Previous drilling
500m

Figure 3. Golden Grove Long Section Mineralisation with the potential to extend mine life at Golden Grove was intersected in RHDD083 during the quarter.

A second hole designed to intersect the target position 150 metres above this interval also intersected intervals of massive zinc sulphide mineralisation before being terminated by post mineral faulting of the host unit. Assays are pending. Follow up drilling aimed at scoping out the resource potential associated with these intersections is continuing.

Additional to the Xantho success, deep drilling 400m beneath the Hougoumont deposit intersected **4.5m at 12.8% zinc** approximately 100-150m from previous intersections of 3m at 19% zinc and 3m at 13% zinc.

Marketing

The LME cash copper price averaged US$3.48/lb for the quarter, up 6% on the average for the previous quarter. The firmer price reflected the ongoing shortage of copper concentrate supply and potential supply disruptions associated with industrial strike action in South America.

The zinc price averaged US$1.53/lb for the quarter, 2% higher than the previous quarter as zinc demand continued to exceed supply. Reported zinc stocks continued to fall, with LME stocks of zinc down 35% for the quarter to 140,375 tonnes or less than one week of global refined consumption.

Demand for refined copper in Asia softened during the quarter, pushing cathode spot premiums down by US$40-50/t. The majority of Oxiana's cathode and zinc are sold under long-term contracts to consumers within Asia.

Prominent Hill

Oxiana's Board formally approved the Prominent Hill copper-gold mine in August, following completion of the definitive feasibility study and receipt of all State and Federal Government approvals to mine (see ASX announcement 25th August 2006). Site construction activities have commenced.

The project remains on schedule for commissioning and production of first gold and copper concentrates in the second half of 2008.

The Prominent Hill operation will include open pit mining of ore which will be processed on site to produce a copper and gold concentrate.

The concentrates will be sold to smelters in Asia and Australia and will be transported via road and rail to the Ports of Adelaide or Darwin for export.

Thiess has commenced work as the Prominent Hill mining contractor with a fleet of excavators and haul trucks now on site. Pre-stripping of the orebody has now commenced and will take place over approximately 18 months. The orebody is due to be reached in early 2008 with first ore to the mill in mid 2008.

Fluor has been appointed as EPCM (Engineering, Procurement and Construction Management) contractor. Civil works for the 8Mt/a capacity conventional grinding and flotation processing plant is due to commence in the second quarter of 2007.

The Prominent Hill operation will be a fly-in-fly-out site. Construction of a permanent village to accommodate a steady-state workforce of approximately 400 has now been awarded.

Construction of an airstrip, haulage road, power line and bore field are also included in the scope of the project.

Capital and operating costs are world competitive at $775 million and approximately US73c/lb operating costs respectively. Project funding will be sourced from Oxiana's strong cash position and operating cash flow plus a debt component.

Prominent Hill Regional Exploration

Regional drilling continued to test the 12 high priority Iron Oxide Copper Gold (IOCG) targets identified within a 10 km radius of the Prominent Hill deposit.

Assay results for completed drill holes indicate short intervals of higher grade material hosted within broad, low grade haloes in several holes. At Neptune, all three holes intersected wide intervals of ~0.1% Cu in altered volcanics (the best intersection was 2m at 1.16% Cu and 0.16 g/t Au).

Broad, low grade gold and/or copper-gold was intersected at Triton, Caliban (further results pending) and Prominent Hill East. Results are also pending from drill testing at the Western Rise target.

The presence of anomalous copper and gold mineralisation hosted in IOCG alteration highlights the clear prospectivity of the region.

Geological vectors from this drilling will be used to direct further drill evaluation.

A drill program utilising two diamond drills has commenced testing the lateral and depth extensions of the Prominent Hill copper-gold system to scope out both additional open pit resources and underground potential.

The 2006 program will continue into 2007. Initial results are anticipated in the current quarter.

A close-spaced gravity survey is underway over parts of the Prominent Hill deposit in order to complete coverage and ensure a comprehensive geophysical database is captured prior to mining.

Regional Exploration

Australia

Minotaur-Oxiana Generative Alliance

Under the Minotaur – Oxiana Generative Alliance work continued on target generation and drill testing. Geophysical surveys and modelling continued to generate and advance a number of additional IOCG targets to drill ready stage.

At the Naraku project in the Cloncurry District, Queensland where Oxiana is sole funding Minotaur's earn-in to the tenements (from BHP Billiton), three diamond holes were completed at the **Cormorant** prospect to test a broad anomaly outlined in a geophysical survey. The drillholes intersected a sequence of highly altered meta-volcanics with zones of intense pyrrhotite alteration and minor late stage copper sulphide (chalcopyrite). Assays are expected shortly.

At the Duchess project infill gravity surveying highlighted a number of targets for drilling in the last quarter.

In the Gawler Craton, drilling will shortly commence testing five IOCG targets on the Bulgunnia, Nonning and Lyons tenements. On Deception Hill, follow-up gravity surveys and drill testing will proceed following receipt of environmental clearances.

Queensland

Woolgar (Strategic Minerals Corp JV - Oxiana earning up to 70%)

Drilling commenced at the Woolgar JV with one RC rig active throughout the quarter. Testing for strike and down dip extensions to the Sandy Creek epithermal vein system confirmed continuity of near surface mineralised zones. Better results from initial drilling include:

Table 9

Hole	From (m)	Interval (m)	Au (g/t)
SHRC0080	53	6	4.86
SHRC0081	53	10	1.62
HVRC0051	49	9	1.56
HVRC0052	4	28	1.09
HVRC0052	73	1	20.8
HVRC0055	60	1	23.7
HVRC0056	47	7	2.29
HVRC0056	90	6	2.74

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

The program is continuing to test the strike extent of various targets, and may be extended to test under Jurassic cover sequences where recent drilling has confirmed extensions to the host vein system.

District scale surface exploration has identified further drill targets to the north of the main Sandy Creek veins. Initial scout drilling has intersected extensive alteration veining. Results are awaited and drilling is continuing.

Warroo (Queensland Gold and Minerals JV - Oxiana earning up to 80%)

In south east Queensland, the ongoing field program involving geological mapping, rock chip, soil and drainage sampling around known and new prospects provided highly encouraging results. Rock chips assaying between 3 – 30g/t gold were collected in an area not previously sampled to the southwest of the historic workings and mapping indicates alteration to be more extensive than initially anticipated.

Results from recent soil geochemical sampling and geophysical surveys are being compiled to prioritise drill targets.



South Australian Premier Mike Rann speaks at a ground-breaking ceremony held to mark the formal go-ahead for the Prominent Hill project.



Mining of the open-pit at Prominent Hill has now commenced. Pre-stripping of cover will take place in tandem with construction of the plant and mine infrastructure over approximately 18 months with mining of ore commencing in the first quarter of 2008.

Laos

Regional reconnaissance stream sampling and mapping programs continued in several areas of central and northern Laos under the Oxiana - AngloGold Ashanti generative joint venture, before activities were restricted by the wet season. Anomalous stream sediment gold has been outlined in two of these areas and promising geology, alteration and trace element geochemistry was defined in a further area. A technical review has identified a number of priority intrusive related gold targets to be advanced in the next quarter.

Thailand

Thai Goldfields Joint Venture (Oxiana 50%, earning 75%)

Approvals were received for the exploration licence (SPL) applications covering the **LD** and **Wang Yai** projects near the Chatree gold mine during the quarter. The exploration field office has been re-established and two rigs secured to re-commence exploration and follow up highly encouraging drill results reported in late 2004. The drill program is scheduled to commence in late October.

China

Rexing JV (Oxiana earning up to 80%)

Drilling with two rigs continued at the **Laoxuzhai** project in southern Yunnan Province testing a series of geological, geochemical and geophysical base metal targets.

Drill results for the first twelve holes of the drill program returned several encouraging near surface Au-Cu-Zn-Pb-Ag intercepts including 6.2m at 3.8g/t Au, 0.62% Cu, 6.1% Zn, 4.5% Pb, 286g/t Ag, 8m at 3.1g/t Au, 0.35% Cu, 1.4% Zn, 2.1% Pb, 600g/t Ag and 16.3m at 2.13g/t Au, 0.57% Cu, 2.7% Zn, 500g/t Ag. Drilling is continuing to test numerous zinc and copper anomalies outlined by soil geochemical sampling.

Yunnan Jin Long Minerals Joint Venture (YJLM JV) (Oxiana earning up to 85%)

The recent drilling program at **Tangshan** was concluded. Minor veining and alteration were noted in the last three holes. No significant results have been returned to date, however final assay results are awaited prior to an assessment and evaluation for further work.

Sichuan Yangtze Minerals Joint Venture (Oxiana earning up to 85%)

Fieldwork in western Sichuan under the Sichuan Yangtze JV continued to systematically appraise areas of interest. Final results are awaited from follow-up sampling over existing regional drainage anomalies as well as mineral occurrences. The base metal prospectivity of some areas has been downgraded, however many are considered prospective for gold. Results will be assessed over the winter period.

Several new joint venture opportunities and exploration initiatives are being evaluated.

Cambodia

Scout drilling continued throughout the quarter on the Okvau Joint Venture in central Cambodia. Better results are tabled below.

Table 10

Hole	From (m)	Interval (m)	Au (g/t)
OKV001	112.5	6.5	6.51
OKV001	189	5	8.10
OKV002	169	9	4.32
OKV003	214	4	6.81

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

These results confirm potential for an intrusion related gold system and justify further drilling to ascertain economic potential. Surface mapping and sampling programs over interpreted extensions to the mineralised system have been ongoing concurrently with the drilling program.

A country-wide geological review commenced, integrating key datasets from Cambodia and surrounding countries. A number of additional opportunities were generated from this work and technical assessments are in progress.

Indonesia

A Heads of Agreement has been signed with Canadian listed exploration company Kalimantan Gold Corporation (KGC) for an exploration joint venture on their Contract of Work in central Kalimantan, Indonesia. (Figure 4)

A series of porphyry copper-gold targets outlined by KGC require systematic drill testing and will be the focus of the Joint Venture activities. Oxiana will develop and manage an initial drilling program.

Oxiana has agreed to expend US$2.5M over approximately 12 months before an earn-in commences to an ultimate 66.67% interest. Key milestones are a 40% interest on completion of a pre-feasibility study and the final interest on completion of a bankable feasibility study. Target timing is to complete the final feasibility within 4 to 5 years. Formal documentation to allow work to commence is being finalised.


Kinabalu Fault
MALAYSIA
KALIMANTAN
SURYA KENCANA
Contract of work
KALIMANTAN
0°
Bau
Interpreted Magmatic arc
Mineral deposit / occurrence
N
200KM

Figure 4. Location Map: Kalimantan Surya Kencana Joint Venture, Indonesia.

New Project Generation

New project generation activities continued on various fronts across Asia and Australia. Several project reviews and joint venture offers were assessed and some of these opportunities are being further progressed with detailed technical review and field assessment.


1,875,000mN
1,874,000mN
1,873,000mN
1,872,000mN
8m @ 7.34g/t Au (from 32m)
33m @ 1.82g/t Au (from 62m)
THENGKHAM NORTH
PHA VAT NORTH
9m @ 3.71g/t Au (from 141m)
THENGKHAM SOUTH
PHA VAT
18m @ 2.62g/t Au (from 2m)
9m @ 20.50g/t Au (from 34m)
3m @ 8.88g/t Au (from 15m)
23m @ 6.25g/t Au (from 20m)
9m @ 3.70g/t Au (from 46m)
5m @ 3.42g/t Au (from 8m)
22m @ 2.00g/t Au (from --m)
17m @ 4.03g/t Au (from 36m)
1,000m
HOUAY YENG
594,000mE
595,000mE
596,000mE
597,000mE
598,000mE
599,000mE
600,000mE
601,000mE

Figure 2. (refer page 3)

Oxiana LIMITED

Corporate

Interim Dividend

The Interim Dividend of 3 cents per share was paid on 6 October 2006 to Oxiana Shareholders registered on the record date of 25 September 2006.

Those shareholders participating in the Dividend Reinvestment Plan received shares at $2.789 per share.

Award

Oxiana was named Miner of the Year at the 2006 Excellence in Mining and Exploration Awards in Sydney for outstanding contribution to the industry.

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director
David Forsyth	Company Secretary

Senior Management

Owen Hegarty	Managing Director
Peter Albert	EGM Asia
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer

Share Registry

Security Transfer Registrars
Level 1, 770 Canning Highway
Applecross, Perth, WA 6153
Tel: +61 (0)8 9315 2333
Fax: +61 (0)8 9315 2233
Email: registrar@securitytransfer.com.au

Issued Share Capital

At September 30, 2006

Ordinary shares 1,380,235,279

Unlisted options 24,200,000

Convertible bond (2012) 104,477,612

Share Price Activity for the September Quarter

High $3.48
Low $2.53
Last $3.27 (23rd October 2006)
Average daily volume 10.994 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Quinn

Tel: +61 (0) 3 8623 2200

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which it appear.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Oxiana Limited (OXR)**
ACN/ARSN **005 482 824**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 10 October 2006.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	69,817,634	69,817,634	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	69,817,634 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	69,817,634 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Avg price $2.96	69,817,634 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Director
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Oxiana Limited ("OXR") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
OXR	Oxiana Limited	2,965,540	0.21	Barclays Global Investors Ltd
OXR	Oxiana Limited	426,158	0.03	Barclays Bank PLC
OXR	Oxiana Limited	6,213,455	0.45	Barclays Global Investors Ltd
OXR	Oxiana Limited	124,600	0.01	Barclays Life Assurance Co Ltd
OXR	Oxiana Limited	359,282	0.03	Barclays Global Investors, N.A.
OXR	Oxiana Limited	59,728,599	4.31	Barclays Global Investors Australia Ltd
		69,817,634	**5.04**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in OXR as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in OXR was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in OXR.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Signature

Director
Barclays Global Investors Australia

Date



13 October 2006

Ms Kate Kidson
Senior Companies Adviser
Australian Stock Exchange Limited
Level 45, South Tower
Rialto
525 Collins Street
Melbourne Vic 3000

Dear Kate

Re: Price Query

We refer to your letter dated 13 October 2006 and respond in the same order:-

1 No.

In relation to the persistent take-over speculation surrounding Oxiana, we advise that as far as we are aware, there is no foundation to these rumours.

2 Not applicable

3 The Company has no update to make in respect of this statement.

4 The Company has no other explanation for the price rise and increased volume other than to reiterate that the Company's operations continue to perform strongly in the very strong commodities market. The Company has very good exploration potential through its tenement holdings and development projects. It has also very good growth prospects through its pipeline of development projects.

5 Oxiana confirms that it is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely

David J Forsyth
Company Secretary

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000 T: +61 3 8623 2200 F: +61 3 8623 2222 E: admin@oxiana.com.au ABN: 40 005 482 824



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

13 October 2006

Mr David Forsyth
Company Secretary
Oxiana Resources Limited
Level 9
31 Queen Street
Melbourne

By email: dforsyth@oxiana.com.au

Dear David

RE: PRICE QUERY

We have noted a change in the price of the Oxiana Resouces Limited's (the "Company") securities from $3.01 at the close of trading on Wednesday, 11 October 2006 to $3.24 today (following a high of $3.37 in trading yesterday). We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   In answering this question please address the persistent takeover speculation surrounding the stock.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. ASX notes the following statement made by the Company in its summary for the six months ended 30 June 2006, released on 25 August 2006.

   "The Company expects the second half year after tax net profit to be similar to the first half assuming operating performance according to guidance and metal prices similar to the first half."

Does the Company have any update to make in respect of this statement?

4. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

5. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 1.00 PM ESTon Friday, 13 October 2006.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still

unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Companies Adviser
Direct Line: (03) 9617 7831

Oxiana
LIMITED

13 October 2006

Australian Stock Exchange and Media Release

Exploration success at Oxiana's Golden Grove Operation

Exploration drilling has intersected a thick interval of massive sulphide hosted copper-zinc-gold-silver mineralisation beneath the undeveloped Xantho zinc lenses at Oxiana's Golden Grove operation in Western Australia.

A down hole intercept of **51m at 6.1% copper, 1.8% zinc, 1.1g/t gold, 52g/t silver including 23.25m at 9.8% copper, 3.9% zinc, 1.8g/t gold, 81g/t silver** has been returned from the first hole of a program designed to test for a larger mineralised system beneath Xantho. Two zinc dominant intervals comprising **2.5m at 15% zinc** and **1.6m at 20.9% zinc** were also intersected above the copper rich section.

This wide, high grade section of copper dominant mineralisation 400 metres below the Xantho zinc lenses highlights potential for a complete VHMS (Volcanic Hosted Massive Sulphide) system similar to that mined at Scuddles. This is supported geologically by the presence of very extensive alteration and thick development of the favourable geological unit which hosts the other large ore bodies at Golden Grove.

A second hole designed to intersect the target position 150 metres above this interval also intersected intervals of massive zinc sulphide mineralisation before being terminated by post mineral faulting of the host unit. Assays are pending. Follow up drilling aimed at scoping out the resource potential associated with these intersections is continuing.

Additional to the Xantho success, deep drilling 400m beneath the Hougoumont deposit intersected **4.5m at 12.8% zinc** approximately 100-150m from previous intersections of 3m at 19% zinc and 3m at 13% zinc.

Oxiana acquired the Golden Grove operation in July 2005. The potential of the area to host further mineralisation was a key part of the acquisition rationale. With follow up drilling success, these discoveries have the potential to significantly extend the life of the Golden Grove operation.

Owen Hegarty
Managing Director

Figure 1. Longitudinal section of Golden Grove orebodies showing reported intersection.

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Background

Oxiana acquired the Golden Grove base and precious metal operation from Newmont Australia Limited in July 2005. In the first half of 2006 Golden Grove produced 70,729t of zinc, 4,309t of copper, 27,062oz of gold, 1,497,198oz of sliver and 6,056t of lead – all contained in concentrates. Mining at Golden Grove is currently from the Gossan Hill orebodies. Forecast production for 2006 is planned to be 130,000t to 140,000t of zinc, 10,000t to 12,500t of copper, 40,000oz to 45,000oz of gold, 3,000,000oz to 3,500,000oz of silver and 8,000t to 10,000t of lead – contained in concentrates.


Oxiana
LIMITED

Figure 1. Longitudinal section of Golden Grove

Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
Gambewarra
Xantho
Raeahorse Fault Zone
HOLE RHDD083 D1
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
2m/34%Zn
3m/19%Zn
4.5m/12.8%Zn
3m/13%Zn
500m
18000 mN
19000 mN
20000 mN
21000 mN
22000 mN
23000 mN
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Exploration Target Areas
New drill holes reported in this announcement
Previous drilling

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Oxiana Limited
ABN	40 005 482 824

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry L. Cusack
Date of last notice	04.05.06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 October 2006
No. of securities held prior to change	2,006,105
Class	Ordinary Shares
Number acquired	21,578 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60,181 ($2.789 per Ordinary Fully Paid Share under the Dividend Reinvestment Plan)
No. of securities held after change	2,027,683

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Oxiana Limited
ABN	40 005 482 824

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald H. Beevor
Date of last notice	04.05.06

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Director and Shareholder of Galecove Pty Ltd 2. RH & FM Beevor ATF Digger Superfund A/C
Date of change	6 October 2006
No. of securities held prior to change	1. 2,173,014 2. 1,003,052
Class	1. Ordinary Shares 2. Ordinary Shares
Number acquired	1. 23,374 Ordinary Shares 2. 10,789 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$95,281 ($2.789 per Ordinary Fully Paid Share under the Dividend Reinvestment Plan)
No. of securities held after change	3,210,229

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N.A.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,442,323 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2.789 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,677,602	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 10/10/2006

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,000,000	Options expiring 4 October 2007
2,200,000	Options expiring 23 December 2007
1,000,000	Options expiring 20 April 2008
1,000,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
5,000,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011
1,000,000	Options expiring 21 August 2011
1,000,000	Options expiring 3 October 2011

Total 25,200,000

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.



Strategic Minerals Corporation N.L.

ACN 008 901 380
ABN 35 008 901 380

Suite 4 Level 1
460 Roberts Road
Subiaco, Western Australia 6000

P.O. Box 66
Floreat Forum WA 6014

Email: wally@stratmin.com.au
Website: www.stratmin.com.au

Telephone (08) 9388 8399
Facsimile (08) 9388 8511

5th OCTOBER 2006

ASX Online
Australian Stock Exchange
SYDNEY NSW

WOOLGAR GOLD PROJECT QUEENSLAND
STRATEGIC /OXIANA JOINT VENTURE

COMMENCEMENT OF DIAMOND DRILLING

Oxiana have advised that they have now commenced a diamond drilling program, designed to test the depth extensions of the near surface Sandy Creek gold deposits. The drill targeting is based on a Vera Nancy – Pajingo conceptual model.

Wally Martin
Managing Director

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Roland Bartsch MSc. BSc. (Hons) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

Oxiana
LIMITED

4 October 2006

Manager Companies
Australian Stock Exchange Limited
Level 45, South Tower
Rialto
525 Collins Street
Melbourne Vic 3000

Dear Sir,

DIVIDEND REINVESTMENT PLAN - PRICING FOR INTERIM DIVIDEND

Oxiana Limited advises that participants in the Oxiana Dividend Reinvestment Plan (DRP) will be allotted ordinary shares under the DRP at the price of $2.789 each, inclusive of a discount of 2.5%, on the dividend payment date being 6 October 2006. The Record Date for entitlements was 25 September 2006.

In accordance with Oxiana's DRP Rules, this price represents the volume weighted average sale price for the fully paid ordinary shares in the capital of Oxiana sold on the Australian Stock Exchange, from 26 September to 2 October inclusive, being the 5 trading days following the record date rounded down the nearest full cent less a discount of 2.5%.

Information relating to the Company's DRP is available on Oxiana's website under Investor Information at **www.oxiana.com.au.**

Yours faithfully,



David J. Forsyth
Company Secretary

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824



3 October 2006

Manager, Companies
Australian Stock Exchange Limited
Level 45, South Tower
Rialto
525 Collins Street
Melbourne Vic 3000

Dear Sir,

Re: Oxiana Limited Executive Option Plan

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $3.90.

The options have an expiry date of 3 October 2011.

Yours faithfully,

Owen L. Hegarty
Managing Director

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824


Oxiana
LIMITED

OXIANA LIMITED
THIRD QUARTER REPORT 2006

Owen Hegarty, Managing Director – October 24 2006


Oxiana
LIMITED

Highlights

- Strong production quarter. On track for 2006 targets at competitive costs.
- Prominent Hill copper-gold project construction commenced.
- New copper-zinc-gold-silver discovery at Golden Grove.
- Value adding exploration commitment and success.




Oxiana
LIMITED

Production and costs

Sepon Gold

- Strong production of 51,242oz
- Cash cost US$328/oz
- 170,000oz for 2006


60000
50000
40000
30000
20000
10000
0
Ounces
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

Sepon Copper

- 14,891t for quarter
- Direct cash cost US62c/lb
- 60,000t for 2006


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Tonnes
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

Golden Grove

- 21,482t Zinc
- 5,182t Copper
- 7,587oz Gold
- 535,946oz Silver

- Higher copper quarter
- Record development
- Strong zinc quarter Q4
- Cash cost US30c/lb


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Tonnes
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06


Oxiana
LIMITED

Markets remain strong

Gold

- Oil prices softer
- Fundamentals remain


Gold Spot Price YTD 2006
US$/oz
680
660
640
620
600
580
560
540
01/07/2006
15/07/2006
29/07/2006
12/08/2006
26/08/2006
09/09/2006
23/09/2006
07/10/2006
21/10/2006

Zinc

- Zinc stocks continue to fall, down 35% in Q3
- Strong performance to continue


LME Zinc Spot Price YTD 2006
USc/lb
1.90
1.80
1.70
1.60
1.50
1.40
1.30
01/07/06
15/07/06
29/07/06
12/08/06
26/08/06
09/09/06
23/09/06
07/10/06

Copper

- Strong concentrate demand
- Further supply disruptions


LME Copper Spot Price YTD 2006
USc/lb
4.30
4.00
3.70
3.40
3.10
2.80
1/7/06
15/7/06
29/7/06
12/8/06
26/8/06
9/9/06
23/9/06
7/10/06


Oxiana Ltd Share Price - 3rd Qtr 2006
A$
3.7
3.5
3.3
3.1
2.9
2.7
2.5
2.3
2.1
1/7/06
15/7/06
29/7/06
12/8/06
26/8/06
9/9/06
23/9/06
7/10/06

Oxiana LIMITED

Thengkham Area – new oxide gold zone


8m @ 7.34g/t Au
(from 32m)
33m @ 1.82g/t Au
(from 62m)
THENGKHAM NORTH
PHA VAT NORTH
9m @ 3.71g/t Au
(from 141m)
THENGKHAM SOUTH
PHA VAT
18m @ 2.62g/t Au
(from 2m)
9m @ 20.50g/t Au
(from 34m)
3m @ 8.88g/t Au
(from 15m)
23m @ 6.25g/t Au
(from 20m)
9m @ 3.70g/t Au
(from 46m)
5m @ 3.42g/t Au
(from 8m)
22m @ 2.00g/t Au
(from --m)
17m @ 4.03g/t Au
(from 36m)
1,000m
HOUAY YENG
1,875,000mN
1,874,000mN
1,873,000mN
1,872,000mN
594,000mE
595,000mE
596,000mE
597,000mE
598,000mE
599,000mE
600,00
601,000mE

Gold

- New oxide gold mineralised area discovered at Houay Yeng

Copper

- Mineralisation extended to north of Thengkham North
- Good results continue but structures complex


Oxiana
LIMITED

Discovery at Golden Grove

Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
ambewarra
Xantho
HOLE RHDD083-D1
2m/34%Zn
3m/19%Zn
4.5m/12.8%Zn
3m/13%Zn
HOLE RHDD083
51m/6.1%Cu, 1.8%Zn, 1.1g/tAu, 52g/tAg
Incl 23.25m/9.8%Cu, 3.9%Zn, 1.8g/tAu, 81g/tAg
500m
18000 mN
19000 mN
20000 mN
21000 mN
22000 mN
23000 mN
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
Exploration Target Areas
New drill holes reported in this announcement
Previous drilling

Oxiana LIMITED

Golden Grove – high value


Australian VHMS Deposits Value v's Size
Contained Metal value US$Billion
25
20
15
10
5
0
Rosebery
Golden Grove
Hellyer
Woodlawn
Mt Lyell
Mt Morgan
0
20
40
60
80
100
120
Million Tonnes (Ore)


Oxiana
LIMITED

Prominent Hill approved

- Formally approved
- Site construction activities commenced
- Theiss mining contractor
- Pre stripping commenced
- Flour EPCM contractor
- Detailed engineering underway
- On schedule for commissioning and production of first gold and copper concentrates in the second half of 2008


793D
793D


CAT



Oxiana
LIMITED

Prominent Hill - significant upside

West

East

Final pit outline

Current drilling program

1200mRL

Cover

800mRL

400mRL

0mRL

20 m @
0.75 % Cu

204 m @
0.24 % Cu,
0.11 g/t Au
('Western Rise' haematite breccia)

16 m @
2.35 g/t Au

19 m @
1.88 g/t Au

16 m @
1.38 % Cu

47 m @ 5.38% Cu, 0.29 g/t

9 m @ 9.6 g/t Au

Chalcocite
bornite

2.23 % Cu
Au

'Eastern
Gold
Zone'

60 m @
1.23 g/t Au

47 m @ 1.2 g/t Au

37 m @ 3.15 % Cu, 1.0 g/t Au

U/G potential

Base
urrent resource

PH04D079. 24 m @ 2.15 % Cu, 0.92 g/t Au

26 m @ 3.90 g/t Au (last metre assayed 27 g/t Au)

Chalcopyrite

U/G potential

?

?

? Cu-Au breccia,? Chalcocite in PHSZ

Drill testing to
~1200m vertical depth

? Au-only breccia. Similar to Eastern Gold Zone

0
400
metres

4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE


Oxiana
LIMITED

Exploration focus - Oxiana's competitive advantage

- Strategic focus on exploration
- Significant budget – US$25 million
- Asia and Australia
- Focused target styles
- Drilling biased

World Wide Exploration Spending by Region 2005


United States
8%
Pacific/SEAsia
4%
Latin America
23%
Australia
13%
Rest of World
16%
Canada
19%
Africa
17%

Source MEG


Oxiana
LIMITED

Exploration summary year to date

Project	Metres Drilled Total('000)	Operating Rigs	Expenditure $A M
Sepon	110	13	16
Prominent Hill	11	2	3
Golden Grove	10	2	3
Regional	15	5	5
TOTAL	**146**	**22**	**27**


Oxiana
LIMITED

Regional advantage in under - explored Asia

China Minmetals HoA

- Jointly pursuing mineral exploration and development opportunities in China and elsewhere
- Current focus on China (outside Yunnan and Sichuan)

Rexing JV – earning up to 80%

- **Target:** Polymetallic VHMS deposits
- Drilling commenced
- Results including 6.2m at 3.8g/t Au, 286g/t Ag, 0.62%Cu, 4.5%Pb, 6.1% Zn

Thai Goldfields JV – earning 75%

- **Target:** epithermal gold
- Approvals received
- Drilling late October at LD and Wang Yi
- Previous drilling - 14m at 13.4g/t Au, 9m at 8.4g/t Au, 12m at 5.4g/t Au
- Previous work at Wang Yai - rock chips to 102g/t Au

250km

Oxiana's exploration Projects 2006

Mineral Deposits

Sichuan Yangtze Minerals JV – earning 85%

- **Target:** gold and base metals
- Surface geochemical sampling
- Gold and base metal prospectivity

YJLM JV - earning 85%

- **Target:** Sediment hosted gold
- Tangshan project – drilling continues

LAOS

- **Target:** gold and copper
- Regional reconnaissance

CAMBODIA

- **Target:** Intrusive-related gold
- Drilling commenced at Okvau
- Results including:
- 6.5m @ 6.51g/t Au, 5m @ 8.10g/t Au

Oxiana LIMITED

Kalimantan Surya Kencana Joint Venture, Indonesia


Interpreted Magmatic arc
Mineral deposit / occurrence
MALAYSIA
KALIMANTAN
KALIMANTAN SURYA KENCANA
Contract of work
Kinabalu Fault
Bau
Pontianak
Muyup
Kelian
Indo Muro
Masupa
Ria
Gunung Mas
Mirah
0°
N
200KM

- Heads of Agreement has been signed with Kalimantan Gold Corporation.
- Joint venture on their Contract of Work in central Kalimantan, Indonesia.
- Porphyry copper-gold targets outlined.
- Systematic drill testing the focus.
- Oxiana to expend US$2.5M over approximately 12 months before an earn-in commences.
- Ultimate 66.67% interest.

Oxiana LIMITED

Regional Exploration - Australia

Golden Grove – Regional Exploration

- **Target:** VHMS deposits
- Significant discovery
- Drilling ongoing

Prominent Hill – Regional Exploration

- **Target:** IOCG, Prominent Hill style
- Drilling at Neptune, Calaban, Triton, PH East
- All IOCG systems with anomalous copper-gold mineralisation


AUSTRALIA
Golden Grove
Prominent Hill
Woolgar
Warroo
Melbourne
Headquarters
Operation
Project
Exploration
1000 Kilometres

Oxiana – Minotaur Alliance

- **Target:** IOCG deposits in the Gawler Craton and Cloncurry District
- Drilling commenced at Cormorant, Cloncurry district– assays awaited

Woolgar Joint Venture
(Oxiana earning up to 70%)
Strategic Minerals Corporation NL

- **Target:** High grade epithermal gold deposit
- 450,000oz outlined to date
- Testing extensions of Sandy Creek vein system
- 6m at 4.86g/t Au, 28m at 1.09g/t Au, 6m at 2.74g/t Au

Warroo Joint Venture
(Oxiana earning up to 80%)
With Queensland Gold and Minerals Ltd

- **Target:** Intrusion related gold
- Geophysics and geochemistry underway
- Rock chips- 3-30g/t
- Drilling soon


Oxiana
LIMITED

Strong third quarter 2006

- Solid production quarter
- Prominent Hill approved, work commenced
- Strong exploration commitment
- Significant discovery at Golden Grove
- Strong half year result
- "Miner of the Year"





excellence
IN MINING & EXPLORATION